Exhibit 15.6

[KPMG AUDIT PLC LETTERHEAD]

20 March 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for AstraZeneca PLC and, under the date of February 6, 2014, we reported on the consolidated financial statements of AstraZeneca PLC as of and for the years ended December 31, 2013, 2012 and 2011, and the effectiveness of internal control over financial reporting as of December 31, 2013. On April 24, 2014, at AstraZeneca PLC’s annual general meeting, we intend to decline to stand for re-election. We have read AstraZeneca PLC’s statements included under Item 16.F of its annual report on Form 20-F to be filed on 20 March 2014, and we agree with such statements.

Very truly yours,
/s/ KPMG Audit Plc